UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 24, 2009

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Closing of Private Placement under Securities Purchase Agreement

On June 24, 2009, China Technology Development Group Corporation (the “Company”)
reported that, pursuant to a securities purchase agreement dated September 23,
2008 (the “Agreement”) and its amendment dated December 22, 2008 (the
“Amendment”) entered into by and among the Company and several institutional investors (the “Buyers”), the Company issued and sold to certain Buyers, at their written request, (i) 60,000 shares of common stock of the Company, par value $0.01 per share, for a purchase price of $3.01 per share; (ii) Series A
Warrants to purchase an aggregate amount of 30,000 shares of common stock of the
Company at an exercise price of $6.00 per share with expiry date on September
26, 2013; and (iii) Series B Warrants to purchase an aggregate amount of 60,000 shares of common stock of the Company issuable upon incurrence of price reset protection and dilutive subsequent issuance. As of the date hereof, there are
15,603,669 shares of common stock of the Company issued and outstanding.

Pursuant to the Agreement and the Amendment, the Buyers had option to acquire maximum additional 498,338 shares of common stock, additional Series A Warrants to purchase an aggregate amount of 249,169 and Series B Warrants to purchase an aggregate amount of 1,277,136 at any time during the period beginning after
September 23, 2008 and ending on June 23, 2009 (the “Additional Closing”).

The shares sold in the private placement and the shares issuable upon the exercise of the related warrants have not been and will not be registered under the Securities Act of 1933, as amended, or state securities laws, and may not be offered or sold in the United States without being registered with the
Securities and Exchange Commission ("SEC") or through an applicable exemption from SEC registration requirements.

In connection with the transaction described herein, FT Global Capital Inc.
acted as the Company’s placement agent and will receive $10,836 as placement fee for the Additional Closing and Series A Warrants to purchase 6,000 shares of the
Company’s common stock at $6.00 per share with expiry date on September 26,
2013.

The foregoing descriptions do not purport to be a complete description of the terms of the documents, and this description of the Securities Purchase
Agreement, Series A Warrants and Series B Warrants is qualified in its entirety by reference to the definitive documents or forms which were attached as exhibits to current reports on Form 6-K filed by the Company with the SEC (File
No. 000-29008), and which are incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: June 24, 2009	By:	Alan Li
	Name:	Alan Li
	Title:	Chief Executive Officer